August 6, 2020

Securities and Exchange Commission

Division of Corporation Finance

Washington D.C. 20549

Mail Stop 3561

Attn: Mr. John Dana Brown

brownj@sec.gov

Re:	Opening Night Enterprises LLC Post-Qualification Amendment No. 2 to Offering Statement on Form 1-A Filed November 27, 2019 File No. 024-10712

DELIVERED VIA E-MAIL

Dear Mr. Brown:

Thank you for your letter, dated December 13, 2019 with regard to the above-referenced offering statement. We are now filing the third amended post-qualification offering statement in compliance with your letter’s instructions and direction and we are also providing this letter in response to certain comments, questions and points raised in your letter, as follows:

General – (1) – Rule 257 Reporting Obligations:

Comment number 1 in your letter dated December 13, 2019 held in part that the issuer was “still not current in (its) reporting obligations pursuant to Rule 257” in that the issuer had “not filed a special financial report on Form 1-K containing audited financial statements for the fiscal year ended December 31, 2018 pursuant to Rule 257(b)(2)(i)(A)…” Please note that in Part F/S of its Form 1-A post-qualification Amendment No. 1 filing, which was filed with and accepted by your office on June 19, 2019, contained audited financial statements for the two years ending December 31, 2017 and December 31, 2018. In response to that filing, your office issued Post-Qualification Amendment No. 1 Comment Letter, dated October 10, 2019, whose only comments with respect to financial statements were at Comment 2 requesting “inclu(sion of) updated financial statements and Management’s Discussion and Analysis of Financial Condition” and at Comment 7 inquiring as to why the issuer had “not filed any periodic reports under Rule 257 of Regulation A.” In response to that Comment Letter, the issuer subsequently filed an amended Form 1-A with, and accepted by, your office on November 27, 2019, which was accepted the same day, and which contained a Part F/S consisting solely of unaudited “Interim Financials” for the period beginning January 1, 2019 and ending September 30, 2019.

In response to your office’s Comment 7 from its Post-Qualification Amendment No. 1 Comment Letter, dated October 10, 2019, issuer now responds that the information that would have been set forth in the Form 1-K Special Report, consisting of audited financial statements covering the issuer’s business for the period beginning January 1, 2018 and ending December 31, 2018, had already been previously provided in Part F/S of issuer’s previous Amended Form 1-A previously filed on June 19, 2019. Additionally, the identifying information requested of issuer in Part I of Form 1-K had all previously been provided to your office in Part I, Item 1 of Form 1-A. Accordingly, there was no new information that the SEC or the general public could have had from a filing of the Form 1-K Special Report. The foregoing response should also be read as a partial reply to Comment 1 from your office’s Post-Qualification Amendment No. 2 Comment Letter, dated December 13, 2019.

By way of further response to Comment 1 from your office’s Post-Qualification Amendment No. 2 Comment Letter, dated December 13, 2019, issuer hereby submits that it is concurrently filing a separate Form 1-K Annual Report in satisfaction of both its yet unfiled Form 1-K Special Report as well as its year 2019 Form 1-K Annual Report and that said Form 1-K Annual Report contains audited financial statements from issuer’s new accountant and new independent auditor covering both the year ending December 31, 2018 and the year ending December 31, 2019. Issuer believes that this concurrent filing should satisfy both of its outstanding Form 1-K Reports, namely the Special Report that was due by July 27, 2019 and the 2019 Annual Report due as of April 29, 2020.

Comment 1 from your office’s Post-Qualification Amendment No. 2 Comment Letter, dated December 13, 2019 also cited issuer’s failure to file a Form 1-SA Semiannual Report covering the period ending June 30, 2019 in accordance with the requirements of Rule 257(b)(3). That same letter also recognizes that the issuer mistakenly filed a Form 1-SA report containing financial reports covering the period beginning January 1, 2019 and ending September 30, 2019, instead of June 30, 2019. Issuer now submits that it will hereafter be filing an amended form 1-SA covering the appropriate period.

Risk of Authorizing Immediate Use of Commitment Prior to Minimum Capitalization of the Company, page 12 – (2)-(5):

Comments 2 through 5 of your letter note that there are various deficiencies and inconsistencies with respect to the Offering Circular’s statements (and omissions) pertaining to Exchange Act Rule 10b-9 disclosure requirements and also with respect to corresponding Exchange Act Rule 15c2-4 and with further conflicts in the same regard present in the Offering Circular’s corresponding Operating Agreement, Subscription Agreement and Escrow Agreement. An explanation for the confusion can be summarized as follows, this Offering had always been structured as a non-contingent, best efforts offering, and the Offering Circular and corresponding offering documents clearly reflected that. However, in the period of time since I, personally, stopped handling this offering on behalf of issuer’s now-former legal counsel and the time that issuer re-engaged me directly to take over handling of this offering, a third party escrow agent was attached to the offering and in connection with the filing of the pre-qualification Amendment No. 5 Form 1-A on January 23, 2019 that escrow agent, on its own or in conjunction with the former law firm managing the offering, generated and filed with EDGAR an escrow agreement appended to Form 1-A as Exhibit A1-8, the terms of which such escrow agreement were completely inconsistent with the non-contingent nature of the underlying Offering. The Escrow Agreement contained provisions and statutory references that seemed to contemplate a so-called “part-or-none” contingent best efforts offering and when that Escrow Agreement was uploaded to EDGAR, it seemingly precipitated a cascade of comments from your office pertaining to various newly identified inconsistencies and related questions with respect to the perceived contingent nature of the Offering and corresponding application of Rules 10b-9 and 15c2-4 of the Exchange Act.

However, the error was due to the negligent drafting of the blatantly conflicting Escrow Agreement and perhaps also misunderstanding and subsequent miscommunications on the part of the issuer and/or its former counsel about the contingent nature of the Offering in discussions said issuer and/or former counsel had with your office and/or the escrow agent. In response to the inconsistencies cited by your office in prior comment letters, particularly Post-Qualification Amendment No. 1 Comment Letter, dated October 10, 2019, the issuer and/or its former counsel added various language to the Offering Circular and other Offering documents, which cited Rule 10b-9 and the like. However, they somehow also failed to remove the various directly conflicting provisions and language scattered throughout the Offering Circular and corresponding Offering documents, despite the fact that the actual contingent nature of the Offering was clearly described throughout all prior-filed iterations of the Offering Circular. As a result, the Amended Offering materials submitted as post-qualification Amendment No. 2 created even more instances of directly conflicting provisions and terms than had previously existed under the Post-Qualification Amendment No. 1 filing.

In order to remedy the matter and in response to the applicable comments provided in your office’s Post-Qualification Amendment No. 2 Comment Letter, dated December 13, 2019 at Comments 2 – 5, various changes have been made to the Offering Circular and its corresponding Offering documents, which now all uniformly reflect the non-contingent best efforts nature of this Offering. Primarily these changes consisted of removing conflicting language added under Post-Qualification Amendment No. 1, however additional harmonizing changes were made to the original documents as well. Most importantly, we have overhauled the Escrow Agreement, such that it now properly contemplates a non-contingent, best efforts offering structure.

I believe that the current Offering documents submitted herewith will address and resolve all of your office’s concerns as set forth in your December 13, 2019 Comment Letter at comments 2 – 5.

Risk of Authorizing Immediate Use of Commitment Prior to Minimum Capitalization of the Company, page 12 – (4):

In addition to the immediately foregoing response, Comment 4 of your office’s December 13, 2019 Letter specifically asks, “whether any broker-dealer will accept funds in this offering.” No broker-dealer has been, nor does the issuer presently contemplate that any broker-dealer or other party acting as a broker-dealer will hereafter be, engaged by or on behalf of the issuer to act in the capacity of a broker-dealer (i.e., soliciting sales of issuer’s securities in exchange for contingent compensation) with respect to this Offering. Moreover, the language cited in your office’s letter at Comment 4, which precipitated the foregoing question, has since been removed from the Offering Circular as I found it to be ambiguous and potentially conflicting with the structure and nature of this Offering as set forth elsewhere in the Offering documents.

Risk Factors – Arbitration Provision, page 16 – (6)-(8):

Comments 6 through 8 of your office’s December 13, 2019 Letter pertain to various questions about the interaction among and operation of certain arbitration and choice of forum provisions present in the Subscription Agreement and Operating Agreement for this Offering. In particular, these Comments are concerned with the applicability of these provisions to claims brought under the federal securities laws. We have made revisions to harmonize the two different arbitration provisions present in the Subscription Agreement and Operating Agreement and we have included various discussions therein and in the Offering Circular addressing the Comment Letter’s remaining questions about the breadth of application of these clauses and the potential detrimental effects of their operation on the options and remedies of the investors and also of the issuer in different circumstances.

Part F/S, page 59 – (9):

Comment 9 of your office’s letter pertains to a perceived deficiency of the Offering Circular’s attached audited financial statements pursuant to Sections (b) and (c)(1) of Part F/S. Specifically, comment 9 of your office’s letter states in relevant part, “(r)evise to also include audited financial statements reflecting the two most recently completed fiscal years. Your interim financial statements should also cover the corresponding period of the preceding fiscal year.”

The Offering is undertaken under Regulation A, Tier 2. Accordingly, as per Part F/S(c)(1) which governs Tier 2 offerings, the issuer was obligated to “provide the financial statements required by paragraph (b) of this Part F/S…” and specifically, Part F/S(b)(3)(A), which applies to offerings such as that of the issuer, where the “offering statement is qualified, more than three months but no more than nine months after the most recently completed fiscal year end,” and for which issuer must then include in the Offering Circular, “a balance sheet as of the two most recently completed fiscal year ends.” Your office issued Notice of Qualification for the Offering on March 29, 2019. Accordingly, the Part F/S(b)(3)(A) standards apply as the Offering was qualified more than 3, but not more than 9, months after the most recently completed fiscal year end. Included in Part F/S of this current revised Circular 1-A filing, the issuer has included such audited financial statements for the fiscal years ending December 31, 2017 and December 31, 2018. Additionally, along with the filing of this revised Form 1-A Offering Circular, issuer is simultaneously filing a Form 1-K, as discussed in response to Comment 1 from your office’s letter, as discussed above. As discussed above, the Form 1-K filed herewith contains audited financial statements of issuer, generated by issuer’s new accountant and independent auditor.

We believe that the included audited financial statements incorporated in the revised Form 1-A Offering Circular, which covered the periods of 2017 and 2018, along with the separately audited financial statements covering the fiscal years ending December 31, 2018 and December 31, 2019, as are included in the Form 1-K being filed herewith, should satisfy the applicable audit and financial statement requirements and your office’s Comment 9.

In conclusion, our firm believes that the Opening Night Enterprises, LLC Offering Circular, Subscription Agreement, Offering Agreement and Escrow Agreement should all now be harmonized with one another and in compliance with your office’s requirements and as we are concurrently filing a Form 1-K Annual Report which contains both the newly independently audited 2018 and 2019 issuer financial statements, satisfying your office’s compliance requirements, we ask that you please re-qualify the Offering accordingly, with the understanding that we will be promptly re-filing issuer’s Form 1-SA for the period of January 1, 2019 through June 30, 2019 to replace the previously erroneously filed Form 1-SA for the period of January 1, 2019 through September 30, 2019.

Very truly yours,

By:	/s/Ryan J. Lewis.

Ryan J. Lewis, Esq.

207 W. 25th Street, 6th Floor

New York, NY 10001

t. (212) 966-6700

f. (212) 966-6051

ryan@rlalaw.net